November 21, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Fidelity & Guaranty Life

Amendment No. 1 to Registration Statement on Form S-1

Filed October 17, 2013

File No. 333-190880

Dear Mr. Riedler:

This letter sets forth the responses of Fidelity & Guaranty Life to the comments contained in your letter, dated October 28, 2013, relating to Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-190880, filed on October 17, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and our responses are set forth in plain text immediately following each comment.

We are submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 3, as well as four copies of a blacklined version of Amendment No. 3, marked to show changes from the Registration Statement filed on October 17, 2013. Page references in the responses below are to Amendment No. 3. Capitalized terms used herein that are not otherwise defined are defined in Amendment No. 3.

General

1. It appears that you have submitted or will be submitting a confidential treatment request with respect to portions of certain of your exhibits. We will provide any comments in relation to any such confidential treatment request and the related disclosure in a separate comment letter..

We acknowledge the Staff’s comment.

Jeffrey P. Riedler	2	November 21, 2013

Certain Relationships and Related Party Transactions

Reinsurance Transaction, page 158

2. We note your response to our prior comment 32. Please revise the risk factor on page 32 and/or the discussion on page 158 to clarify the relationship between Five Island Capital Management and Five Island Asset Management, and define FIAM the first time it is used.

We have revised the reference to Five Island Capital Management to refer to Five Island Asset Management LLC, as that is the entity’s correct legal name, and to clarify that the discussions refer to the same entity. We have defined such entity as FIAM the first time it is used.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3. Please file the registration rights agreement with HGI, or a form thereof, as an exhibit to your registration statement, when it becomes available.

We acknowledge the Staff’s comment and will file the registration rights agreement with HGI, or a form thereof, as an exhibit to a subsequent Amendment to the Registration Statement.

* * * * *

Jeffrey P. Riedler	3	November 21, 2013

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6562.

Regards,

/s/ Ethan T. James

Ethan T. James

cc:	John Krug
Andrew Mew
James Peklenk
Amy Reischauer

Securities and Exchange Commission

Eric L. Marhoun, Esq.

Fidelity Guaranty & Life

Enclosures